            One National Life Drive, Montpelier, Vermont  05604

            www.sentinelinvestments.com

August 28, 2014

Via Electronic Mail

Valerie Lithotomos, Esq. Division of Investment Management Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:       Sentinel Group Funds, Inc. Registration Statement on Form N-14 (File No. 333-197716)

Dear Ms. Lithotomos:

On behalf of Sentinel Group Funds, Inc., (the “Corporation”), below are responses to the comments provided by the staff of the Securities and Exchange Commission (the “Commission”)  to Lisa Muller of Sentinel Investments and Carol Whitesides of Sidley Austin LLP via a telephone conference with Valerie Lithotomos on August 14, 2014 (the “Comments”), relating to the Corporation’s registration statement on Form N-14 (the “Registration Statement”), including the exhibits thereto.   As discussed with Ms. Lithotomos, the changes referred to herein will be included in the filing made pursuant to Rule 497 under the Securities Act of 1933.  Unless otherwise indicated, defined terms used herein have the meaning set forth in the Combined Prospectus/Joint Proxy Statement (the “Proxy Statement”) and statement of additional information contained within such 497 filing.

Comment 1:               The shareholder letter notes that “we do not expect the Reorganizations to cause the Growth Funds’ respective shareholders to recognize any federally taxable gains or losses.  However, one or both Growth Funds may declare a dividend and/or capital gain distribution just prior to the Closing Date, which may result in taxable income to such Growth Fund’s shareholder”.  Please confirm whether non-conforming securities will be sold, and if so, what tax consequences will result.

Response:                    The portfolio managers of the Common Stock Fund have reviewed the portfolio holdings of the Growth Funds and do not anticipate disposing of or requesting the disposition of any material portion of the holdings of either Growth Fund in preparation for, or as a result of, the applicable Reorganization. Consequently, no material transaction costs in restructuring the portfolio holdings of the Combined Fund are anticipated to be incurred in connection with either Reorganization. If there are any sales of portfolio assets, the tax impact of any such sales will depend on the difference between the price at which such portfolio assets are sold and the price at which such assets were acquired by the applicable Growth Fund. Any capital gains recognized in these sales on a net basis will be distributed to a Growth Fund’s shareholders as capital gain dividends (to the extent of net realized long-term capital gains) and/or ordinary dividends (to the extent of net realized short-term capital gains) during or with respect to the year of sale, and such distributions will be taxable to shareholders.

Sentinel Investments is the unifying brand name for Sentinel Financial Services Co., Sentinel Asset Management, Inc., and Sentinel Administrative Services, Inc. Sentinel Funds are distributed by Sentinel Financial Services Company, One National Life Drive, Montpelier, VT 05604
800.233.4332 | www.sentinelinvestments.com

Valerie Lithotomos, Esq.

August 28, 2014

                                    We have modified the answer to the following question in the Q&A:  “Will my Growth Fund’s Reorganization result in any federal tax liability to me?” to read as follows (new language is underlined):

                                    A:        Each Reorganization is intended to qualify for U.S. federal income tax purposes as a tax-free reorganization.  If the Reorganization so qualifies, in general, the applicable Growth Fund will not recognize any gain or loss as a result of the transfer of substantially all of its assets and the assumption of substantially all of its liabilities in exchange for shares of the Common Stock Fund or as a result of the liquidation of such Growth Fund, and you will not recognize any gain or loss upon your receipt of shares of the Common Stock Fund in connection with the Reorganization.  However, in lieu of the normal distribution schedule described in the prospectus, each of the Growth Funds will declare a final dividend and distribute ordinary income and realized capital gains, if any, just prior to the reorganization, which may result in taxable income to that Growth Fund’s shareholders.

The portfolio managers of the Common Stock Fund have reviewed the portfolio holdings of the Growth Funds and do not anticipate disposing of or requesting the disposition of any material portion of the holdings of either Growth Fund in preparation for, or as a result of, the applicable Reorganization. Consequently, no material transaction costs in restructuring the portfolio holdings of the Combined Fund are anticipated to be incurred in connection with either Reorganization. If there are any sales of portfolio assets, the tax impact of any such sales will depend on the difference between the price at which such portfolio assets are sold and the price at which such assets were acquired by the applicable Growth Fund. Any capital gains recognized in these sales on a net basis will be distributed to a Growth Fund’s shareholders as capital gain dividends (to the extent of net realized long-term capital gains) and/or ordinary dividends (to the extent of net realized short-term capital gains) during or with respect to the year of sale, and such distributions will be taxable to shareholders. We also note that it is anticipated that the Common Stock Fund following the Reorganizations will have proportionately greater unrealized appreciation in its portfolio investments as a percentage of its net asset value than the Growth Funds; therefore, shareholders of the Growth Funds, post-Closing, may receive greater amounts of taxable gain as such portfolio investments are sold than they otherwise might have if the Reorganizations had not occurred.

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Valerie Lithotomos, Esq.

August 28, 2014

Comment 2:               Please explain what is meant by the term “effective management fee” as used on page two of the Shareholder Letter.

Response:                    Each of the Sentinel Common Stock Fund, Sentinel Growth Leaders Fund and Sentinel Capital Growth Fund (each a “Fund”) is subject to the same advisory fee schedule.  The advisory fee schedule provides that, as assets under management for a Fund reach specified levels, assets in excess of any specified level are subject to a lower fee.  This creates a “blended” advisory fee rate, or an “effective” fee rate, as different portions of the assets under management are subject to a different advisory fee rate.  Although the advisory fee schedule will not change as a result of the reorganizations, because the Common Stock Fund is much larger than either Growth Fund, the effective advisory fee rate applicable to the Combined Fund (whether one or both Growth Fund reorganizations are consummated) will be lower than the effective advisory fee rates currently applicable to either Growth Fund at its respective current asset levels.

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Comment 3:               Will fractional shares be issued in the Reorganizations?

Response:                    Yes.  We note that page one of the Proxy Statement includes the following statement:  “If the Plan receives the required approval from the applicable Growth Fund shareholders, each whole and fractional share of each class of the applicable Growth Fund shall be exchanged for whole and fractional shares of equal dollar value of the equivalent class of the Common Stock Fund.”

Comment 4:               The disclosure in the Q&A indicates that shareholders will not be charged any sales load, commission or other similar fees in connection with the reorganizations.  Please include in this Q&A a reference to the Fund’s bearing a portion of the costs of the reorganizations.

Response:                    We have revised the answer to the question “Will I have to pay any sales load, commission or other similar fee in connection with the Reorganization?” to state:  “No, you will not pay any sales load, commission or other similar fee in connection with the Reorganization; however, the costs of the Reorganization, currently estimated at approximately $80,000, will be shared among Sentinel and the Growth Funds, with Sentinel paying half of the total expenses and the Growth Funds paying, pro rata based on assets at the time of the reorganization, the remaining expenses.”

                                                               Page 3 of 7

Valerie Lithotomos, Esq.

August 28, 2014

Comment 5:               In the Summary section, under “Investment Objectives and Principal Investment Strategies of the Funds”, please add a subsection to describe material differences.

Response:                    The last paragraph at the end of “Investment Objectives and Principal Investment Strategies of the Funds” has been modified in its entirety as follows, and is preceded by a sub-heading entitled “Material Differences”:

Material Differences

There are some differences in the investment objectives of the Growth Funds and the Common Stock Fund.  As noted above, the Capital Growth Fund seeks growth of capital and current income.  The Growth Leaders Fund seeks capital appreciation.  The Common Stock Fund seeks growth of capital, current income and capital appreciation, and also seeks relatively low risk as compared with the stock market as a whole.

The Funds also differ in their investment strategies.  While all three Funds tend to build a diversified portfolio, the Common Stock Fund typically holds more positions than the Growth Funds.  In addition, securities in the Growth Funds tend to exhibit more growth characteristics than do securities in the Common Stock Fund.  The Common Stock Fund seeks relatively low risk as compared to the stock market as a whole, while the Growth Funds seek relatively low risk as compared to their peers.

Comment 6:               The Proxy Statement includes a statement that: “As provided in the Plan, if approved by shareholders, combining one or both of the Growth Funds with the Common Stock Fund will allow shareholders of that Growth Fund to enjoy a larger asset base over which certain expenses may be spread.  In addition, participating Growth Fund shareholders are expected to realize a reduction in both the net and gross annual operating expense ratios borne by such shareholders, including a reduction in the effective advisory fee rate.” (emphasis added).  Consider whether the reference to “are expected to realize” should be changed to “will realize”.

                                                               Page 4 of 7

Valerie Lithotomos, Esq.

August 28, 2014

Response:                    While it is expected that, due to the much larger size of the Common Stock Fund, the net and gross annual operating expense ratios of the Growth Funds participating in the Reorganizations will decrease, we do not believe it appropriate to assert that such expenses “will” decease, as the assets of the Funds depend on the value of the underlying securities and investments/redemptions.

Comment 7:               Under “Comparison of the Funds”, please include a chart reflecting the differences in investment objectives, investment strategies and policies of the Funds.

Response:                    A chart presenting the requested comparative information is currently set forth in Exhibit A to the Proxy Statement.  At the staff’s request, we have moved this table to the body of the Proxy Statement and have deleted Exhibit A.

Comment 8:               Please revise the fee tables set forth under “Summary – Fees and Expenses” to reflect that Class A shares have a maximum deferred sales charge of 1.00%, and include a footnote indicating the limited circumstances in which the contingent deferred sales charge applies.

Response:                    We believe it would be confusing to shareholders to reflect both a front-end sales charge and a deferred sales charge relating to Class A shares in the Fees and Expenses Tables, because no shareholder will be charged both fees on the same shares.  The deferred sales charge will only be imposed in limited circumstances - when the front end sales charge was waived because $1,000,000 or more was being invested and the shares were redeemed within twelve months.  Such a charge is unlikely to be assessed on the majority of potential shareholders. We believe the footnote to the tables adequately describes the limited circumstances under which the contingent deferred sales charge will be assessed.  Accordingly, we have not modified the disclosure.

Comment 9:               Please represent in your response letter that the tax opinion(s) relating to the reorganizations will be filed within a reasonable time after closing.

Response:                    The third undertaking in Item 17 of the Registration Statement provides that the Corporation undertakes to file an opinion of counsel supporting the tax matters and consequences to shareholders discussed in the prospectus that is a part of the Registration Statement within a reasonable time after receipt of such opinion.  Sentinel hereby represents that the tax opinions relating to the reorganizations will be filed within a reasonable time after receipt of such opinions.

                                                               Page 5 of 7

Valerie Lithotomos, Esq.

August 28, 2014

Comment 10:             Please update the capitalization table to a date within 30 days of the filing of the Registration Statement.

Response:                    The capitalization table has been updated to reflect information as of August 15, 2014.

Comment 11:             Add a column in the capitalization table to reflect adjustments reflecting costs of the reorganizations.

Response:                    The capitalization table has been revised as requested.

Comment 12:             Please advise the staff where disclosure describing the risks of investing in derivative instruments is set forth.

Response:                    The section entitled “Additional Information About Investment Strategies and Risks – Derivative Transactions” in the Statement of Additional Information included in the Corporation’s registration statement on Form N-1A includes a discussion on the derivatives that the Funds may use and the related risks.  We note that, as stated in the Registration Statement, the Common Stock Fund may establish derivative positions only when immediately thereafter not more than 5% of its total assets are held in derivative positions, and the Common Stock Fund may use derivative instruments only if such investments do not have the effect of leveraging portfolio risks.

*   *   *   *   *   *   *  *   *  *

            The Corporation acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, and acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to the Corporation’s documents.

            Please do not hesitate to contact me at (802) 229-7410 or Carol Whitesides of Sidley Austin LLP at (212)-839-7316 if you have comments or if you require additional information regarding the Corporation’s Registration Statement.

                                                               Page 6 of 7

Valerie Lithotomos, Esq.

August 28, 2014

Respectfully submitted,

/s/  Lisa Muller

Lisa Muller